EXHIBIT 99.1

AMERICAS GOLD AND SILVER SIGNS CREDIT AND OFF-TAKE AGREEMENT FOR EC120 PROJECT

TORONTO, ONTARIO - August 14, 2024 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American silver producer, is pleased to announce the signing of a Credit and Off-Take Agreement (the “Agreement”) with Trafigura PTE Ltd. (“Trafigura”) for the development of the 100%-owned Zone 120 and El Cajón silver-copper project (“EC120 Project”) at the Company’s Cosalá Operations in Mexico. All figures are in U.S. dollars unless otherwise noted.

Highlights

•	The Agreement provides the Company with a secured credit facility of up to $15 million to complete the pre-production development of the EC120 Project at its Cosalá Operations to begin producing high-grade silver-copper concentrate in Q3-2025. The Company expects to draw only $10 million on the credit facility initially subject to standard closing conditions.

•	The 2019 Preliminary Feasibility Study (“PFS”) for the EC120 Project projected average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper at life of mine cash cost [1] and all-in sustaining cost [1] estimated to be $9.61/oz and $10.81/oz, respectively, with estimated annual average cash flow of $15 million using $17.50 per ounce silver and $3.00 per ounce copper. At the current prices, the Company expects to generate substantially greater cash flow over the life of the project with lower capital, cash cost per silver and AISC per silver ounce.

•	Initial development access to the Zone 120 deposit began in Q3-2023 and is expected to be fully completed in Q3-2025. The Company has already processed close to 140,000 tonnes of EC120 ore, 30,000 tonnes of development ore from Zone 120, and 110,000 tonnes of ore from El Cajón in 2017. Recoveries from processing this ore have been within acceptable range of the PFS targets and Trafigura off-take requirements.

•	The EC120 Project is expected to increase the portion of total Company revenue derived from silver to over 80% by the end of 2025, positioning the Company as one of the foremost silver-focused companies in politically stable jurisdictions.

“We are excited to partner with Trafigura to fully finance the EC120 Project development,” stated Americas Executive Vice President and CFO Warren Varga. “The Agreement provides non-dilutive financing at competitive terms to complete this brownfield project. At current market prices, the EC120 Project is expected to generate significantly greater cash flow for the Company which will be deployed to continue to derisk the Company’s balance sheet. The significant increases in both silver production and cash flow from both silver and copper are anticipated to have a positive impact on the Company’s profitability moving forward.”

1 This metric is a non-GAAP financial measure or ratio.  The Company uses the financial measures “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.  A full reconciliation of these non-GAAP financial measures can be found in the Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico available on the Company’s website.

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EC120 Project Overview

With the current silver and copper prices, the Company decided to expedite the development of its 100%-owned EC120 Project at the Cosalá Operations prior to the full depletion of the San Rafael orebody. Zone 120 is located contiguous to the Company’s existing San Rafael deposit and initial access occurred in Q3-2023 from the San Rafael Upper Zone development. The EC120 Project will use the existing Cosalá plant facilities, tailings, and equipment with underground development costs representing the majority of the capital for the project, which represents a significant decrease in capital requirements compared to standalone project envisioned in the PFS. Pre-production capital requirements for underground development have also been reduced by $2 million due to approximately 1,100 metres of already completed pre-production capital development. The Company is expecting to continue to operate San Rafael up to the commencement of commercial production from the EC120 Project.

The PFS projected average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper with a total of over 12 million ounces of silver and 23.0 million pounds of copper over the planned five-year life of the project. Estimated cash cost per ounce silver for the PFS were $9.61 per ounce and all-in sustaining cost per silver ounce of $10.81 per ounce silver. The PFS assumed metal prices $17.50 per ounce silver and $3.00 per pound copper.

Both silver and copper prices have increased significantly since the completion of the 2019 Preliminary Feasibility Study. At the current prices, the Company expects to generate substantially greater cash flow over the life of the project with both lower cash cost and AISC per ounce and will evaluate the processing of additional silver-copper ore that may now be economic at current prices.

The Company has mined and processed close to 30,000 tonnes of Zone 120 development ore with recoveries within acceptable range of the PFS targets. The Company estimates that the EC120 Project will reach commercial production in Q3-2025. Silver production from the Cosalá Operations is expected to increase from less than 1 million ounces per year to ~2.5 million ounces per year. Along with the forecasted increase in silver production from the Company’s Galena Complex in Idaho, the Company expects consolidated silver revenue to increase to over 80% of total revenue by the end of H2-2025 making it one of the rare, North American-focused, primary silver producers in the silver mining sector.

Credit Facility Terms

The credit facility provides the Company with up to $15 million available for the development of the EC120 Project though expects to initially draw only $10 million, relying on both internally generated cash in addition to funds advanced under the credit facility to fund the development of the Project. The term is 36 months which includes a principal repayment grace period of 12 months and bears interest at Secured Overnight Financing Rate (“SOFR”) plus 6% on the cumulative drawings up to $12 million and 6.5% on the outstanding principal amount thereafter. The credit facility will be amortized in equal monthly installments of $600,000 commencing after expiry of the grace period. The facility will be secured by share and asset pledges of all the Company’s material Mexican subsidiaries with the Company’s existing convertible debenture creditors agreeing to subordinate existing security. As part of the Agreement, Trafigura receives 100% of the silver-copper concentrate production from the EC120 Project on commercial terms.

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About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR+ or www.americas-gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President and CEO
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416-874-1708	416‐848‐9503

Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver, copper and other metals, the expected prices of gold, silver, copper and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; and statements relating to Americas’ EC120 Project, including expected approvals, prepayment ﬁnancing availability, execution and timing and capital expenditures required to develop such project and reach production thereat, and expectations regarding its ability to rely in existing infrastructure, facilities, and equipment. Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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